

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2017

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

  Re: Arconic Inc.
     Definitive Additional Materials
     Filed March 20, 23 and 27, 2017
     File No. 1-03610

Dear Mr. Wolosky:

   We have reviewed the filings above and note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. For example, we note that the definitive additional materials contain the following statements:

- various references to the voting commitment that Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. had made to Arconic as a "vote-buying" agreement
- claims that Arconic gave value to Oak Hill in order to obtain such commitment, e.g. "[i]n executing the vote-buying agreement, management traded shareholder value for votes promoting its own entrenchment and that of the Board"
- management "appropriated Company assets for its own benefit"
- the voting commitment "…looks to have been contrary to law, contrary to the Company's own Code of Ethics…"
- "…the likely illegal conduct was covered up for the better part of a year, likely resulting in continuing violations of the securities laws…"
- "The evident fact pattern here plainly appears to be illegal conduct for the purpose of covering up other illegal conduct…"
- "the Company's actions are an implicit admission of guilt"
- "While Dr. Kleinfeld may perhaps argue that illicit payments in violation of the law (and any penalties associated therewith) are a "cost of doing business," we certainly don't share that view. And with respect to the current circumstances, where the form of payment is a value-transfer of corporate assets to a single Arconic shareholder, we are confident that the Company's many other shareholders do not share that view. These repeated instances, at the very least, call into question Dr. Kleinfeld's judgment and supervisory rigor."
- "You deserve a chief executive that is ethical and upright"

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions